Exhibit 12

United Parcel Service, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(dollar amounts in millions)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income before income taxes	$7,342	$4,637	$6,674	$974	$5,776
Add: Interest expense	341	353	380	393	348
Add: Interest factor in rental expense	223	225	192	206	210
Total earnings	$7,906	$5,215	$7,246	$1,573	$6,334

Fixed charges:
Interest expense	$341	$353	$380	$393	$348
Interest capitalized	13	11	14	18	17
Interest factor in rental expense	223	225	192	206	210
Total fixed charges	$577	$589	$586	$617	$575

Ratio of earnings to fixed charges	13.7	8.9	12.4	2.5	11.0